150 East 42nd Street New York, NY 10017 Telephone: (212) 370-1300 Facsimile: (212) 370-7889 www.egsllp.com
July 29, 2011
Via EDGAR
Ms. Mara L. Ransom
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street
Washington, DC 20549

Re:	57th Street General Acquisition Corp. Registration Statement on Form S-3 Filed July 8, 2011 File No. 333-175408
Dear Ms. Ransom:
          On behalf of 57th Street General Acquisition Corp. (“57th Street General Acquisition Corp.”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder our response to the letter received by us from the Securities and Exchange Commission (the “Commission” or “Staff”) dated July 26, 2011 concerning our Registration Statement on Form S-3 (“Registration Statement”) previously filed on July 8, 2011. A marked version of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is enclosed herewith reflecting all changes from the Registration Statement filed on July 8. Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 1. Clean and marked copies of this filing are being sent electronically to Charles Lee.
          For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.
General
1. It does not appear that you meet the requirements of General Instruction I.A.3(b) of Form S-3 because your Current Report on Form 8-K reporting events occurring on May 4, 2011 pursuant to Item 5.03 of Form 8-K was not filed in a timely manner. Please advise.
As discussed with the Staff, the date of the earliest event reported on the Company’s May 11, 2011 Current Report on Form 8-K was incorrectly stated as May 4, 2011. As required by Form 8-K, the correct date of the earliest reportable event was May 5, 2011—the effective date of the Certificate of Designation filed on May 4, 2011 and reported pursuant to Item 5.03. The

Ms. Mara L. Ransom
Securities and Exchange Commission

information incorporated into Item 5.03 from p. 99 of the Third Amended and Restated Offer to Purchase clearly states that the Company would, “concurrent with the consummation of the business transaction”, designate the shares of Series A Preferred Stock. Upon further inspection, the Company noted that its Certificate of Designation inadvertently omitted its effective date. To correct this inadvertent error, the Company has filed with the Delaware Secretary of State a Certificate of Correction to the Certificate of Designation to reflect the intended effective date of May 5, 2011, and has further filed an amendment to its May 11, 2011 Form 8-K to (i) correct the date of the earliest reported event, (ii) clarify the disclosure pursuant to Item 5.03 to explicitly state that the effective date of the Certificate of Designation was May 5, 2011 and (iii) to file the Certificate of Correction to the Certificate of Designation with the Commission as Exhibit 3.6 thereto. We therefore submit that the Company timely reported the applicable events. In addition, we note that the Company had previously disclosed the proposed filing and terms of its Certificate of Designation in the tender offer materials it filed with the Commission and subsequently mailed to holders of its securities, which tender offer materials contained information substantially similar to the information that the Company would have been required to disclose if it had filed a proxy statement.
2. We note that you are registering 5,456,300 shares of common stock underlying the warrants included in your units. We also note that such shares were also registered on a registration statement on Form S-1 (File No. 333-163134) in connection with your initial public offering. Please provide us with your analysis for why you are registering such shares on this registration statement. To the extent you intend to register the resale of the common stock underlying warrants, please include in your analysis whether any of such warrants are held by your affiliates.
As discussed with the Staff, the Registration Statement includes the previously registered shares underlying the warrants in order to update the disclosure in connection with the Company’s offer and sale of such shares. The cover page and Explanatory Note of Amendment No.1 have been modified to reflect the bringing forward of the shares and filing fees from the prior registration statement. Also, as discussed, pursuant to Rule 429 of the Securities Act, Amendment No. 1 has been modified to reflect a single prospectus covering two registration statements, and consequently includes two prospectus cover pages, the first one for the shares underlying the warrants and the second for the selling stockholder prospectus. We have also moved the related sections for the selling stockholder prospectus following the second prospectus cover.
The Company respectfully advises the Staff that the Company has relied on General Instruction I.B.4 to Form S-3 to satisfy the transactional requirements for including the shares of common stock underlying the warrants on the Registration Statement. In particular: (i) the securities are issuable upon exchange of outstanding warrants; and (ii) the Company sent, via distribution of its tender offer documents, within the twelve calendar months immediately before the Registration Statement was filed, material containing the information required by Rule 14a-3(b) under the Exchange Act to all record holders of the outstanding warrants.

Ms. Mara L. Ransom
Securities and Exchange Commission

Selling Stockholder, page 24
3. Please tell us how you determined that you had 14,862,185 shares of common stock as of July 6, 2011 on a fully diluted basis. Please provide to us a calculation based on your disclosure on page 2 that you had 5,505,885 shares of common stock outstanding before the offering contemplated by the registration statement.
In response to the Staff’s comment, as discussed with the Staff, below please find support for the share calculations referenced above.
•	5,505,885 shares of common stock outstanding: This number represents the sum of: (i) 4,494,491 shares of common stock disclosed as outstanding on the cover of the Company’s Form 10Q for the period ending March 31, 2011; (ii) the subsequent issuance of 370,000 shares of common stock pursuant to the Insider Warrant Exchange Agreement and (iii) the issuance of 641,394 shares of common stock to EHL Holdings LLC (“EHL”) (which are included as part of the current registration statement) in connection with EHL’s exchange of 641,394 New Crumbs Class B Exchangeable Units (the “Units”).

•	14,862,185 shares of common stock on a fully diluted basis: This represents the 5,505,885 shares of common stock referenced above, and further includes each of the following: (i) the issuance of 5,456,300 shares of common stock issuable upon exercise of outstanding warrants and (ii) the issuance of 3,900,000 shares of common stock in exchange for the remaining 3,900,000 New Crumbs Class B Exchangeable Units (the “Units”) (although an aggregate of 4,541,394 Units were originally issued, only 3,900,000 Units remain following EHL’s exchange of 641,394 Units for 641,394 shares of common stock).
Consequently, the narrative disclosure of the 14,862,185 shares found on page 24 of the S-3 merely presents the shares differently for purposes of illustrating beneficial ownership. Specifically, it assumes the aggregate exchange of 4,541,394 Units for 4,541,394 shares of common stock. This presentation necessarily includes the 641,394 Units EHL exchanged for 641,394 shares of common stock, and the 641,394 shares are not otherwise reflected as outstanding.
The 5,505,885 shares of common stock presented as outstanding on page 2, however, is accurate for purposes of stating the total number of shares currently outstanding, as it gives effect to the issuance of (i) 641,394 shares of common stock to EHL for exchange of 641,394 Units and (ii) 370,000 shares of common stock to holders of Insider Warrants.
4. It does not appear that you are eligible to rely on Securities Act Rule 430B to exclude information with respect to selling stockholders. To the extent that this registration statement will register the resale of the 5,456,300 shares of common stock underlying the warrants, please revise this section to provide the disclosure required by Item 507 of Regulation S-K with respect to the selling stockholders for such shares. For guidance, please consider Question 220.03 in our Securities Act Rules Compliance and Disclosure Interpretations.
Please see our response to Comment 2 above. Inasmuch as the registration statement does not register the resale of the common stock underlying the warrants, we have moved the section relating to the sale of the 641,394 shares by the selling stockholder to clearly indicate it will be included only in the selling stockholder prospectus.

Ms. Mara L. Ransom
Securities and Exchange Commission

Incorporation of Certain Documents by Reference, page 43
5. We note that you have incorporated by reference to a Current Report on Form 8-K dated January 1, 2011. However, you did not file any Form 8-Ks on January 1, 2011. We note that you filed an 8-K on January 10, 2011, which is not incorporated into the prospectus by reference. Please revise.
We have corrected the typographical error as requested.
6. Please revise the filing date of the Form 8-A to state June 29, 2011 instead of June 28, 2011.
We have revised the filing date as requested.
Item 17. Undertakings, page II-3
7. Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.
The requested undertaking has been included as requested.
Exhibit 5.1
8. Please revise to clarify that the reference and limitation to the Delaware General Corporation Law includes all applicable Delaware statutory provisions and reported judicial decisions interpreting such laws.
The Exhibit 5.1 has been modified as requested.
9. Please remove the statement that you “do not admit that [you] are ‘experts’ within the meaning of Section 11 of the Securities Act,” as such statement is inappropriate.
The statement has been removed from the Exhibit 5.1 as requested.
          We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Asim Grabowski-Shaikh, Esq., at (212) 370-1300 or Kathleen L. Cerveny, Esq. at (202) 540-8547.
Sincerely,
/s/ Ellenoff, Grossman & Schole
Ellenoff Grossman & Schole LLP

cc:	John D. Ireland